SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 March 13, 2003

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                            Form 20-F X    Form 40-F
                                     ---             ---

             Indicate by check mark if the registrant is submitting
                      the Form 6-K in paper as permitted by
                         Regulation S-T Rule 101(b)(1):

                                 Yes           No  X
                                     ---          ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

             Indicate by check mark if the registrant is submitting
                      the Form 6-K in paper as permitted by
                         Regulation S-T Rule 101(b)(7):

                                 Yes           No  X
                                     ---          ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
                Rule 12g3-2(b) under the Securities Exchange Act
                                    of 1934:

                                 Yes           No  X
                                     ---          ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: March 13, 2003                        By    Theresa Robinson
      --------------                              ----------------

                                                  Name: Mrs T Robinson
                                                  Group Secretariat Co-ordinator

Corus Update


On 11 March 2003, Corus Group plc ("Corus") announced that it would be commencing proceedings before the Enterprise Chamber of the Amsterdam Court of Appeal (the "Court") to seek redress in respect of the decision of the Supervisory Board of Corus Nederland BV to reject the sale of the aluminium rolled products and extrusions business to Pechiney (the "Sale").

The court has indicated that it will be making its judgement known at 9.30am UK time today (10.30am Dutch time). Accordingly, Corus will be making an announcement as soon as practicable thereafter.
END